UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February, 2023.

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ☐

EXPLANATORY NOTE

In connection with the issuance by AstraZeneca Finance LLC of $1,100,000,000 4.875% Fixed Rate Notes due 2028, $650,000,000 4.900% Fixed Rate Notes due 2030 and $500,000,000 4.875% Fixed Rate Notes due 2033, fully and unconditionally guaranteed by AstraZeneca PLC, AstraZeneca PLC is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-256406):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of February 28, 2023, among AstraZeneca PLC, AstraZeneca Finance LLC and BofA Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC and Santander US Capital Markets LLC as representatives of the underwriters.
1.2	Pricing Agreement, dated as of February 28, 2023, among AstraZeneca PLC, AstraZeneca Finance LLC and BofA Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC and Santander US Capital Markets LLC as representatives of the underwriters.
4.1	Officers’ Certificate pursuant to Section 2.08 of the Indenture setting forth the terms of and including forms of the global notes for the $1,100,000,000 4.875% Fixed Rate Notes due 2028, $650,000,000 4.900% Fixed Rate Notes due 2030 and $500,000,000 4.875% Fixed Rate Notes due 2033.
5.1	Opinion of Freshfields Bruckhaus Deringer LLP.
5.2	Opinion of Freshfields Bruckhaus Deringer US LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC

Date: March 3, 2023	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

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